Exhibit 99.1

NovaBridge Announces Presentation of Ragistomig Expanded Phase 1 Data at ESMO-IO

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Ragistomig is a 4-1BB X PD-L1 bispecific antibody, designed to treat patients who are relapsed or refractory to checkpoint inhibitors, a multi-billion dollar drug class hampered by widespread resistance
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The Phase 1 ragistomig study achieved its objective, as the new Q6W extended dosing interval produced strong anti-tumor efficacy in PD-L1-non-responders, with an improved safety profile
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The interim results, including immunological data on CD8+ cell proliferation and memory T-cell activation, are expected to be presented in a poster session at ESMO-IO on December 10, 2025

ROCKVILLE, MD, December 3, 2025 – NovaBridge Biosciences (Nasdaq: NBP) (NovaBridge or the Company) a global biotechnology platform company committed to accelerating access to innovative medicines, today announced that new data from the expanded Phase 1 dosing study for ragistomig, a 4-1BB X PD-L1 bispecific antibody, will be presented in a poster at the European Society for Medical Oncology – Immuno-Oncology Congress 2025 (ESMO-IO 2025) by co-developer ABL Bio. The poster (Abstract #688) will be presented by Gerald Falchook, MD, Director of the Sarah Cannon Research Institute (SCRI) at HealthONE Denver, on Wednesday, December 10th at 5:30 PM GMT.

“The expanded Phase 1 dosing study achieved its objective of extending the therapeutic window for ragistomig by defining a new dosing schedule that could provide strong anti-tumor efficacy and a more manageable tolerability profile, including improved hepatic safety. The data build on promising Phase 1 data presented at ASCO 2024 and support progression to combination studies which could significantly advance patient care,” said Phillip Dennis, MD, PhD, Chief Medical Officer of NovaBridge.

“Ragistomig was designed to deliver new therapeutic options for patients who have developed resistance or relapsed after treatment with checkpoint inhibitors, a multi-billion dollar drug class that serves as the cornerstone of care for many cancers. We are encouraged by the promising ragistomig advancements and data that will be presented at ESMO-IO and look forward to continuing the program in collaboration with our partner, ABL Bio,” said Sean Fu, PhD, Chief Executive Officer of NovaBridge.

ESMO-IO Meeting information:

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Title: Phase 1 Clinical Trial of Ragistomig (ABL503/TJ-L14B: PD-L1 × 4-1BB bispecific antibody) Q6W Dosing Balances Favorable Safety and Sustained Efficacy Through Extended Immunologic Memory and Reinvigoration of CD8+ T Cells
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Abstract #688
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Date and Time: Wednesday, December 10th at 5:30 PM GMT

A copy of the poster will be available here after the session. To review an overview of the Phase 1 dose escalation data, click here.

About Ragistomig

Ragistomig (also known as ABL503) is a differentiated novel bispecific that integrates a single-chain, Fc-silent PD-L1 segment as a tumor engager and 4-1BB segment as a conditional T cell activator. It was developed using ABL Bio’s “Grabody-T” bispecific antibody platform technology to overcome resistance to PD-(L)1 inhibition and stimulate 4-1BB activation only in the presence of PD-L1 expressing tumor cells, to minimize the risk of off-tumor toxicity. Preclinical studies demonstrated that the bispecific antibody showed better anti-tumor activity than its single-agent components. A Phase 1 dose expansion study (NCT04762641) is currently being conducted in the U.S. and South Korea. The study was designed with a primary endpoint of defining the dose-limiting toxicity and adverse event profile of ragistomig, as well as to observe the objective response rate, pharmacokinetic and immunogenicity profiles and other secondary endpoints.

Ragistomig (also known as ABL503) is being jointly developed with ABL Bio

ASCO 2024: the 2024 American Society for Clinical Oncology Annual Meeting; Q6W: every six weeks

About NovaBridge

NovaBridge is a global biotechnology platform company committed to accelerating access to innovative medicines. We combine deep business development expertise with agile translational clinical development to identify, accelerate, and advance breakthrough assets. By bridging science, strategy, and execution, NovaBridge enables transformative therapies to progress rapidly from discovery toward patients in need.

The Company’s differentiated pipeline is led by givastomig, a potential best-in-class, bispecific antibody (Claudin 18.2 x 4-1BB), and VIS-101, a second-in-class, potentially best-in-class bifunctional biologic, targeting VEGF-A and ANG2.

Givastomig conditionally activates T cells via the 4-1BB signaling pathway in the tumor microenvironment where Claudin 18.2 is expressed. Givastomig is being developed to treat Claudin 18.2-positive gastric cancer and other gastrointestinal malignancies. The Company is also collaborating with its partner, ABL Bio, for the development of ragistomig, a bispecific antibody integrating PD-L1 as a tumor engager and 4-1BB as a conditional T cell activator, in solid tumors. Additionally, NovaBridge owns worldwide rights outside of China to uliledlimab, an anti-CD73 antibody that targets adenosine-driven immunosuppression in cancer.

VIS-101 targets VEGF-A and ANG-2 to provide more potent and durable treatment benefits for patients with wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). VIS-101 is currently completing a large, randomized, dose-ranging Phase 2 study for wet AMD. NovaBridge is the majority shareholder of Visara, and Visara controls global rights to VIS-101, outside of Greater China and certain countries in Asia.

For more information, please visit https://www.novabridge.com and follow us on LinkedIn.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. NovaBridge may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the SEC), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the strategy, clinical development, plans, results, safety and efficacy of givastomig and VIS-101 and its other drug candidates, including ragistomg; the strategic and clinical development of NovaBridge’s drug candidates, including givastomig, ragistomig and VIS-101; anticipated clinical milestones and results, and related timing, and the impact of new leadership appointments. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: the Company’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of the Company’s drug candidates; the Company’s ability to achieve commercial success for its drug candidates, if approved; the Company’s ability to obtain and maintain protection of intellectual property for its technology and drugs; the Company’s reliance on third parties to conduct drug development, manufacturing and other services; the Company’s limited operating history and the Company’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and those risks more fully discussed in the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the SEC on April 3, 2025 as well as the discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

NovaBridge Investor & Media Contacts

PJ Kelleher

LifeSci Advisors

+1-617-430-7579

pkelleher@lifesciadvisors.com

NovaBridge Biosciences

+1-240-745-6330

IR@novabridge.com